

Mail Stop 7010

March 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Rick A. Paternostro
Chief Financial Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339

      RE: Form 10-K for the fiscal year ended April 30, 2008
               Form 10-Q for the period ended January 31, 2009
                   File No. 0-10146

Dear Mr. Paternostro:

      We have reviewed your response letter dated March 18, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Valuation Of Goodwill and Other Intangible Assets, page 23

2. We note your response to prior comments 5 and 6. Given that you have recorded
    recurring net losses in the BPE segment for each of the three years ended April 30,
    2008 and the nine months ended January 31, 2009, please address the following
    regarding your testing of goodwill and other intangible assets for impairment:
    *   Please tell us what your components were pursuant to paragraph 30 of SFAS 142,
        the amount of goodwill recorded for each component, and how you determined
        that all of the components in the BPE segment had similar economic
        characteristics. Please provide us with the data that led you to determine that they
        have similar economic characteristics pursuant to paragraph 17 of SFAS 131; and
    *   Please tell us what consideration you gave to your carrying value exceeding your
        market capitalization.

3. Please provide us with the following information regarding your determination of fair
    value of the BPE Segment:
    *   Please tell us what comparable public companies you used under the market
        approach;
    *   You state that you adjusted the applicable financial multiples of comparable
        companies for profitability and size and then applied them to the BPE Segment.
        Please tell us the specific adjustments you made and the impact of these
        adjustments on the determination of fair value under the market approach;
    *   Please tell the fair value amounts determined under each approach. For the
        income approach, please also tell us the fair value under each scenario; and
    *   Please help us better understand your basis for the revenue growth rates used in
        the income approach. In this regard, revenue for the BPE Segment increased by
        approximately 11% during each of the years ended April 30, 2007 and April 30,
        2008 compared to the previous years and decreased by approximately 21% from
        the nine months ended January 31, 2008 to the nine months ended January 31,
        2009. Based on these changes, please advise how you determined it was
        appropriate to use a revenue growth rate of 36.5% for 2010. Your note indicates
        that approximately 60% of this growth is due to backlog or through customer
        commitments. Please advise what the remaining 40% is attributable to especially
        given the deterioration in the general economy that you refer to and the delays in
        receiving orders that you have been experiencing. In a similar manner, please
        address the revenue growth rates for the remaining periods under your expected
        case scenario.

4. We note your response to prior comment 7. Please consider providing additional
    quantitative disclosures regarding your sensitivity analysis which explains the impact
    of changes in assumptions on the estimated fair value of the BPE segment. For
    example, you could discuss the impact that a change in the discount rate and revenue

growth rate would have on the fair value of the BPE segment and correspondingly whether these changes would indicate an impairment. You could also discuss how much these rates would have to change in order to indicate an impairment.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page 31

(c) Revenue Recognition, page 31

5. We note your response to prior comment 11. Please disclose the dollar amounts of unapproved change orders as of each balance sheet date, as well as the related profit component recorded.

Note 13. Net Earnings (Loss) Per Share, page 44

6. We note your response to prior comment 17. Please separately disclose your treatment of vested and unvested restricted stock for purposes of computing net earnings (loss) per share in accordance of SFAS 128.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2009

General

7. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief